January 31, 2007
8.30am (UK time) – 9:30am (CET)

OMV increases sales in Pakistani gas field Sawan

- **Increase of more than 15% to 66,700 boe/d**
- **Total daily production of OMV in Pakistan now around 20,000 boe/d**
- **Strengthening OMV's position as largest international gas operator in Pakistan**

OMV, Central Europe's leading oil and gas group, has increased total gas sales in the Pakistani gas field Sawan from 56,700 boe/d to 66,700 boe/d. This was achieved thanks to plant modifications as well as to the drilling of further wells. So far the joint venture invested approximately USD 350 mn in overall field development. The expanded plant was commissioned in December 2006 and now has reached the new nameplate capacity of 66,700 boe/d, corresponding to 400 mn scf/d. With this improvement, OMV's total production share increased from 18.400 boe/d to currently around 20,000 boe/d from the two fields Sawan and Miano, where OMV acts as operator. OMV is the largest international gas operator in Pakistan and supplies 16% of the country's demand for natural gas.

The Sawan gas field is located in the Sindh Province in the central Indus Basin, about 500 km from the port city of Karachi. As a partner of an international consortium, OMV is responsible for the operation of the field, which was discovered in 1998. It was put on stream in 2003 following its appraisal and fast track development.

Helmut Langanger, OMV Executive Board member responsible for Exploration and Production, stated: "By successfully implementing this production extension project, OMV has further strengthened its position as a reliable gas supplier providing the increasing energy needs of Pakistan. OMV will make substantial additional investments in Sawan in the near future to improve the recovery from the field." Langanger furthermore stressed the excellent cooperation with the Pakistan Ministry of Petroleum and Natural Resources, OMV's joint venture partners and with the gas buyers, Sui Southern Gas Company Limited and Sui Northern Pipelines Limited, who has committed to take the additional gas.

Optimal strategic position
Sawan is located directly between the markets of the two Pakistani gas suppliers, Sui Northern Gas Pipelines and Sui Southern Gas Company, which enables OMV to deliver to both networks. In the future OMV intends to strengthen its position as strategic hub through additional exploration activities.

OMV Pakistan, the biggest international natural gas operator in the country
OMV is the biggest international natural gas producer in terms of operated volumes in Pakistan. As the operator of the Sawan and Miano gas fields, as well as the Kadanwari processing facilities, OMV is now responsible for operating more than 100,000 boe/d, covering approximately 16% of Pakistan's demand for natural gas.

Balanced international E&P portfolio
OMV owns a balanced international E&P portfolio in 19 countries organized around six core regions: the Danube and Adriatic region, Northern Africa, the North Sea, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 320,000 boe, its reserves are approximately 1.4 bn boe.

Background information:

Consortium partners in the Sawan field	
OMV (PAKISTAN), operator	19.74%
Pakistan Petroleum Limited	26.18%
Eni AEP Limited	23.68%
Government Holdings Private Limited	22.50%
Moravske Naftove Doly a.s.	7.90%

OMV (PAKISTAN)
OMV (PAKISTAN) Exploration GmbH is a 100% subsidiary of OMV Aktiengesellschaft and has been active in Pakistan since 1991. OMV (Pakistan) employs 458 Pakistanis and 15 expatriates. The activities of OMV are currently concentrated in the central Indus Region, where OMV has established itself in a strong position as an operator but is also expanding in other areas of the country. To date, OMV has invested approximately USD 150 mn in exploration, appraisal activities and field development.

OMV's first success was the discovery of the Miano gas field in 1993 with Miano 1, which opened a new play type of stratigraphic trapping. In 1998, OMV discovered the large Sawan gas field, for which commerciality was declared in December 1999.


AFGHANISTAN
ISLAMABAD
INDIA
Kandahar
IRAN
PAKISTAN
ZAMURDAN
SAWAN D&P
SW MIANO II
MIANO D&P
GAMBAT
LATIF
NAWABSHAH
Karachi
Arabian Sea
PAKISTAN
OMV share
Miano D&P (OP) 17.86%
Sawan D&P (OP) 19.74%
Gambat (OP) 35.00%
SW Miano II (OP) 33.40%
Nawabshah 30.00%
Latif (OP) 33.40%
Zamurdan 30.00%
Gas Field
200 Kilometers

Move & More. OMV

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 12 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has already achieved its goal for 2010 to increase its market share to 20%. In Exploration and Production (E&P) OMV is active in 19 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 320,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–December and Q4 2006** on March 6, 2007

Move & More. OMV

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